UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: October 8, 2020

Commission File Number:  001-33414

Denison Mines Corp.

(Name of registrant)

1100-40 University Avenue

Toronto, Ontario

M5J 1T1 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

Exhibits 99.1 to this report on Form 6-K furnished to the SEC is expressly incorporated by reference into the Registration Statement on Form F-10 of Denison Mines Corp. (File No. 333-238108), as amended and supplemented.

SUBMITTED HEREWITH

Exhibits

99.1	Underwriting Agreement dated October 8, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Denison Mines Corp.

Date: October 8, 2020	By:	/s/ Amanda Willett
		Name:	Amanda Willett
		Title:	Vice President Legal and Corporate Secretary